Silverleaf Resorts, Inc.	Exhibit 12.1
Ratio of Earnings to Fixed Charges
For the 5 Years Ending December 31, 2008

	Years Ended December 31,
(in 000's)	2008	2007	2006	2005	2004

Pretax income (loss) from continuing operations	$29,363	$45,102	$37,408	$32,151	$13,158
Add back fixed charges,excluding capitalized interest	30,128	25,808	22,545	17,980	18,371
Income, as adjusted	$59,491	$70,910	$59,953	$50,131	$31,529

Fixed charges:
Interest on debt and capitalized leases	$28,554	$24,610	$21,662	$17,253	$17,627
Portion of interest cost capitalized to Inventory	1,881	2,134	869	1,127	322
Interest element of rentals	1,574	1,198	883	727	744
Total fixed charges	$32,009	$27,942	$23,414	$19,107	$18,693

Ratio of earnings to fixed charges	1.86	2.54	2.56	2.62	1.69